UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: March 11, 2019

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

State or other jurisdiction of incorporation or organization

82-0669961

(I.R.S. Employer Identification No.)

5910 Pacific Center Blvd., Suite 300, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352 - 0622

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Appointment of Chief Financial Officer

On March 5, 2019, the board of directors of Emerald Health Pharmaceuticals Inc. appointed Lisa Sanford as Chief Financial Officer of the Company, effective as of April 1, 2019.  Ms. Sanford has served as Interim CFO of the Company since October 2018 and brings over 30 years of experience in finance and accounting in the life sciences, biotechnology and pharmaceutical industries. Prior to taking on the role of Interim CFO, Ms. Sanford served as the Company’s Vice President of Finance since July 2018 and was an independent consultant to the Company since May 2017. From April 2000 through July 2018, Ms. Sanford was a consultant for both public and private companies where her responsibilities included SEC reporting, IPO assistance, technical research, financial statement preparation and performance of due diligence related to mergers and acquisitions. Ms. Sanford also served as an audit senior manager at Ernst & Young LLP, where she worked for twelve years and was involved in multiple IPOs and business combinations. She received her bachelor’s degree in Accounting from Lehigh University and is a Certified Public Accountant.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

	By:	/s/ James DeMesa
James DeMesa
Chief Executive Officer

Date: March 11, 2019

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